Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
(DEBTOR-IN-POSSESSION)
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2009	2008

Earnings

Loss from Operations before Noncontrolling Interest and Income Taxes	$(273)	$(299)
Fixed Charges	465	468

Total Earnings	$192	$169

Fixed Charges
Interest Expense	$455	$459
Amortization of Debt Costs	8	7
Interest Element of Rentals	2	2

Total Fixed Charges	$465	$468

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the three months ended March 31, 2009 and 2008 were insufficient to cover fixed charges by
$273 million and $299 million, respectively. As a result of such deficiencies, the ratios are not presented above.